Investment Banking
May 10, 2010
Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Amanda Ravitz

Re:	Roadrunner Transportation Systems, Inc. (the “Company”)
Form S-1 Registration Statement (the “Registration Statement”)
File No. 333-152504
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of the Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 1:00 p.m., Eastern time, on Wednesday, May 12, 2010, or as soon as practicable thereafter.
Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between April 30, 2010 and the date hereof, 5,451 copies of the Preliminary Prospectus dated April 30, 2010 have been distributed as follows: 2,205 to institutional investors, prospective underwriters and dealers, 2,918 to retail investors, and 328 to others.
The undersigned advises that the participating underwriters have complied, and will continue to comply, with the requirements of rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Very truly yours,
/s/ Robert W. Baird and Company Incorporated
Robert W. Baird & Co.
777 East Wisconsin Avenue
Milwaukee WI 53202-5391
Main 414 765-3758
Toll Free 800 792-2473
Fax 414 765-3912
www.rwbaird.com